

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2014

<u>Via E-mail</u>
Mr. Harold Hansen
President
Energie Holdings, Inc.
4885 Ward Road, Suite 300
Wheat Ridge, Colorado 80033

  Re: Energie Holdings, Inc.
    Item 4.01 Form 8-K
    Filed   May 20, 2014
    File No.   000-28562

Dear Mr. Hansen:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Robert S. Littlepage, for

      Larry Spirgel
      Assistant Director